# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Muzinich Corporate Lending Income Fund, Inc., CIK 0001985375
CUSIP: 627930100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 PARK AVENUE, 450 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 10/30/2024
Amends the filing with accession number 0002045093-24-000001
Filed by CIK 0002045093

## Reporting persons
- Medical Mutual Insurance Co of North Carolina: type of reporting person: insurance company (IC); citizenship or place of organization: North Carolina (NC); sole voting power 9,855.23; sole dispositive power 9,855.23; aggregate amount beneficially owned 9,855.23 (10.7% of the class)

## Item 1. Issuer
Name of issuer: Muzinich Corporate Lending Income Fund, Inc.
Address of issuer's principal executive offices: 450 PARK AVENUE, 450 PARK AVENUE, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: Medical Mutual Insurance Company of North Carolina
Address of principal business office or, if none, residence:
700 Spring Forest Rd, STE 400
Raleigh, NC 27609
Citizenship: North Carolina

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 9855.23
Percent of class: 10.74
Sole power to vote or to direct the vote: 9855.23
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9855.23
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Medical Mutual Insurance Co of North Carolina: Benjamin Remke, Chief Financial Officer (11/19/2024)